January 15, 2014

VIA EDGAR

Mr. Kevin Woody

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

Washington, D.C.  20549

Re:                             Behringer Harvard Opportunity REIT II, Inc.

Form 10-K for the year ended December 31, 2012

Filed on March 28, 2013

File No. 000-53650

Dear Mr. Woody:

On behalf of Behringer Harvard Opportunity REIT II, Inc. (the “Company”), I am writing in response to comments of the Staff with respect to the financial statements and related disclosures in the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”), as set forth in the Commission’s letter dated December 18, 2013.  The heading and paragraph below correspond to the heading and paragraph of the Commission’s letter.  The Company responds to the specific comments of the Staff as follows:

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

We and other public Behringer Harvard sponsored programs have experienced losses in the past….page 9

1.                                      In future Exchange Act reports, please revise here or where applicable to provide the percentage coverage based on total distributions paid, including the distribution reinvestment plan amounts.

Response:

In future Exchange Act reports we will provide the percentage coverage based on total distributions paid, including the distribution reinvestment plan amounts, where applicable.

Results of Operations, page 73

2.                                      Please tell us why you do not include a discussion of the relative impact on period to period changes of same store and non-same store performance.  If you elect to include such disclosure going forward, please discuss occupancy and rent rate changes for your same store pool and define your use of the term same store.

Response:

The Company continues to make acquisitions and grow its portfolio of investments.  Additionally, we have disposed of certain assets, which qualified for treatment as discontinued operations and the results of which are included on a separate line item in the consolidated statement of operations and comprehensive income (loss).  For example, we completed one acquisition and sold two properties during 2012.  In addition, we sold one building during 2012 that was part of a four-building portfolio.  As of December 31, 2012 we had ten investments which were consolidated into our financial statements.  We completed four acquisitions and sold two properties during 2011 and completed eight acquisitions, including an investment in an unconsolidated joint venture, and sold one investment in an unconsolidated joint venture during 2010.

As a result of this activity, we noted in our discussion of continuing operations in our Form 10-K that significant period to period changes were primarily due to acquisitions.  In addition to quantifying the impact of the acquisitions on revenues, we discussed the impact on hotel revenues of the completion of certain major renovations and the impact of the early prepayment of a loan receivable on interest income.

We acknowledge the potential importance of “same store” performance, which we define as the real estate and real estate-related investments we owned during the entire periods presented, and after we stabilize the number of investments in our portfolio, we will include analysis of same store changes, to the extent material, including occupancy and rent rates in future filings with the Commission.  We will also include our definition of the term same store.

The Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosures in the filings; (2) that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (3) that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact me.

Sincerely,

BEHRINGER HARVARD OPPORTUNITY REIT II, INC.

By:	/s/ Andrew J. Bruce
Andrew J. Bruce
Chief Financial Officer